

Mail Stop 3561

March 15, 2016

Via E-mail
Mario Garnero
Chief Executive Officer
Garnero Group Acquisition Co.
Av Brig. Faria Lima 1485-19 Andar
Brasilinvest Plaza
Sao Paulo-SP, CEP 01452-002
Brazil

Re: Garnero Group Acquisition Co.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed March 8, 2016
File No. 001-36482

Dear Mr. Garnero:

We have reviewed your March 8, 2016 response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2016 letter.

Working Capital Loans, page 140

1.   We note your revised disclosure and response to prior comment 10. Please discuss the material terms of the "certain financial and non-financial covenants" and the impact of the non-compliance on your liquidity. Additionally, please discuss the steps you are taking to cure, obtain a waiver of or otherwise address the non-compliance.

Consolidated Financial Statements, page FS-1

2.   Please update Grupo Colombo's consolidated financial statements pursuant to Rule 3-12 of Regulation S-X and relevant disclosures in the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jeffrey M. Gallant
        Graubard Miller